Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

VIA EDGAR

January 26, 2021

Re:	Acceleration Request for Home Point Capital Inc.
Registration Statement on Form S-1 (File No. 333-251963)

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Home Point Capital Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on January 28, 2021, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2948 with any questions.

Very truly yours,
/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
William Schroeder
Amit Pande
Julia Griffith
J. Nolan McWilliams